Credit Suisse Commodity Benchmark August 2010 Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 August 9, 2010 Credit Suisse AG ("Credit Suisse") has filed a registration statement (including any applicable underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read all of the applicable offering documents, including the relevant term sheet, underlying supplement, if applicable, product supplement, if applicable, the Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, underlying supplement, applicable product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

To the extent we offer any security or other financial product linked to the Index, we urge you to read the related offering documents, including the risks related to the Index and the specific security or product before making an investment. The following are certain risks you should consider for any security or financial product linked to the Index. Commodity Prices May Change Unpredictably, Affecting the Level of the Index Trading in futures contracts on physical commodities, including trading in the Index Components, is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; changes in trade practices; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or "spot" prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of the futures contracts in respect of the relevant commodity. These factors may affect the level of the Index in varying ways, and different factors may cause the prices of the Index Components, and the volatility of their prices, to move in inconsistent directions at inconsistent rates. The prices of physical commodities, including the commodities underlying the Index Components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of Your Securities The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These disruptions could adversely affect the level of the Index. An Investment may not be Regulated by the CFTC Unlike an investment in the Index, an investment in an investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" (a "CPO"). Because the Index does not provide interests in futures contracts or a commodity pool, an investment in the Index may not be regulated by the CFTC as a commodity pool, Credit Suisse will not be registered with the CFTC as a CPO and you will not benefit from the CFTC's or any non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. An investment in the Index does not constitute investments by you or by Credit Suisse on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). Credit Suisse is not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM. The Index is a Rolling Index The Index is composed of futures contracts. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index are replaced by contracts that have later expirations on a monthly basis. This process is referred to as "rolling." If the markets for these contracts are (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sales of the nearer delivery month contracts would take place at prices that are higher than the prices of the distant delivery month contracts, thereby creating a positive "roll yield." There is no indication that these markets will be in backwardation at any time, if at all, or that there will be roll yield in future performance. Instead, these markets may trade in "contango." Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in these markets would result in negative "roll yields" which would adversely affect the level of the Index. The Index has Limited History to Consider for Making an Independent Assessment of its Performance The Index was first calculated as of June 2009. There is no actual historical Index level information available before this date for you to consider in making an independent investigation of the Index performance. Any data relating to the Index for any date prior to June 2009 is hypothetical historical data. In addition, the actual performance of the Index may bear little relation to the historical and hypothetical historical levels of the Index. It is impossible to predict whether the level of the Index will rise or fall. 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Additional Index Components may satisfy the eligibility criteria for inclusion in the Index, and the Index Components currently included in the Index may fail to satisfy such criteria. In addition, the Index Advisory Committee may modify the methodology for determining the composition and weighting of the Index, or for calculating the level of the Index. The Index Advisory Committee may also discontinue or suspend compilation or publication of the Index, in which case it may become difficult to determine the market value of the Index.

Credit Suisse Commodity Benchmark is designed to be a well balanced and efficient benchmark for broad based commodity exposure Investing in diversified commodity indices Investing in commodity indices is one of the most popular ways to gain exposure to the broad commodity universe Slight differences in component selection, weighting, and investment methodologies can result in a significant difference in returns between various benchmark indices The Credit Suisse Commodity Benchmark (‘CSCB’) is a long-only commodity benchmark designed to be a diversified and efficient alternative to traditional commodity indices Includes more commodities than traditional benchmarks, weighted by world production and liquidity Rebalances monthly to maintain diversity and reduce volatility Invests in futures that fall within first three months, spreading exposure across delivery periods Rolls across 15 business days to diversify exposure to calendar roll spreads

 Key features of Credit Suisse Commodity Benchmark Proven commodity market benchmark The CSCB is a continuation of the physical commodity futures index first published in 1978 by Robert J. Greer, a well known commodity market expert, with modifications to adapt it to the current market conditions Broader commodities basket Balanced exposure across tenors Currently made up of 30 commodities, vs. 24 for S&P GSCI® and 19 for DJ-UBS, resulting in wider diversification and closer reflection of the overall global commodity complex Invests in futures contracts that fall within first three months (where available), spreading exposure across multiple delivery periods, vs. traditional single month contract exposure Balanced weighting methodology Longer roll period Four step weighting method based on production value and liquidity designed to balance risk and reduce correlation between commodity components 15 day roll period that diversifies exposure to calendar roll spreads across several weeks, vs. traditional indices that roll over five days Monthly rebalancing Licensing Rebalanced to target investment weights monthly to help maintain diversity and reduce volatility, vs. GSCI and DJ-UBS that rebalance annually Licensed to third parties* *subject to terms of use S&P GSCI® refers to the S&P GSCI Commodity Index DJ-UBS refers to the Dow Jones-UBS Commodity Index

History of Credit Suisse Commodity Benchmark CSCB is a continuation of the physical commodity futures index originally formulated in 1975 by Robert J. Greer, a well known commodity market expert The Bob Greer Commodity Index (‘BGCI’) was first published in the Journal of Portfolio Management in 1978 Mr. Greer is recognised as a leader in the commodity investment field, having published numerous articles and chaired major conferences specifically devoted to commodity investment CSCB is based on the original BGCI, with modifications to adapt it to current market conditions Bob Greer remains on the CSCB Index Advisory Committee today Mr. Greer is an executive vice president and real return product manager at one of the world’s largest global investment management firms. He has worked at leading investment banks as a developer and product manager of commodity indexes. Mr. Greer has investment experience with real return products, including commodities, Real Estate, and inflation-linked bonds. He has written about these subjects in several investment journals and publications, and published The Handbook of Inflation Hedging Investments in 2005.

Performance from January 1998 to July 2010 CSCB performance history compared to other benchmark indices 92.57% 95.61% -62.70% -23.91% 17.29% 0.15 20.48% 3.05% BGCI ER Index 91.76% - 97.03% Correlation to S&P GSCI - 91.76% 94.74% Correlation to DJUBS -57.13% -71.56% -62.31% Max Drawdown -21.34% -28.25% -25.01% Worst Month 12.99% 19.65% 17.41% Best Month 0.10 0.00 0.33 Sharpe Ratio 17.41% 24.94% 19.57% Volatility 1.67% 0.02% 6.49% Annualised Return DJUBS ER Index S&P GSCI ER Index CSCB ER Index Period 15 Jan-98 to 30 Jul-10 Figures showing the performance of the CSCB refer to simulated performance up to June 2009 and actual performance thereafter. “ER” indicates Excess Return index which measures uncollateralized returns of commodity futures. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance. 0 50 100 150 200 250 300 350 400 450 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 CSCB ER Index S&P GSCI ER Index BGCI ER Index DJUBS ER Index

CSCB compared to other benchmark indices 1993 1998 2009 First Publication Annual Annual Annual Reconstitution None Monthly 5th business day prior to the last business day of the previous month to 9th business day of the month 3 Months (2-3 contracts) Equally weighted by Units World production, with market liquidity inclusion thresholds 1998 CSCB Commodities set into 7 groups, limited to 33%, at beginning of year. No single commodity may constitute less than 2% or more than 15% of the index at the beginning of the year. No single commodity together with its derivatives may constitute more than 25% of the index Annual 5th business day of the month to the 9th business day of the month 1 contract 1/3 World production and 2/3 market liquidity 1991 DJUBS None Explicit Weighting Constraints 1 contract Number of Contracts Tracked (outside the rollover period) Does not rebalance based on changes in prices 5th business day of the month to the 9th business day of the month World production, with market liquidity inclusion thresholds 1970 S&P GSCI Rebalancing Roll Period Weighting Historical Return Start Figures showing the performance of the CSCB refer to simulated performance up to June 2009 and actual performance thereafter.

CSCB target weights vs. other indices

Component	Exchange	CSCB	DJUBS	S&P GSCI
ENERGY		56.39%	33.00%	70.65%
WTI Crude Oil	NYMEX	13.58%	14.34%	38.61%
WTI Crude Oil	ICE	6.12%	0.00%	0.00%
Brent Crude Oil	ICE	19.71%	0.00%	13.32%
Heating Oil	NYMEX	2.60%	3.58%	4.44%
Gasoil	ICE	3.64%	0.00%	4.57%
RBOB Gasoline	NYMEX	5.27%	3.53%	4.65%
Natural Gas	NYMEX	5.47%	11.55%	5.06%
BASE METALS		13.51%	18.78%	8.15%
Copper High Grade	COMEX	1.56%	7.64%	0.00%
Copper Grade A.	LME	2.54%	0.00%	3.61%
Zinc High Grade	LME	2.01%	3.02%	0.79%
Aluminium Primary	LME	3.57%	5.75%	2.51%
Nickel Primary	LME	2.25%	2.37%	0.69%
Lead Standard	LME	1.58%	0.00%	0.55%

Component	Exchange	CSCB	DJUBS	S&P GSCI
PRECIOUS METALS		6.00%	12.41%	3.12%
Gold	COMEX	2.69%	9.12%	2.77%
Silver	COMEX	1.64%	3.29%	0.35%
Platinum	NYMEX	1.67%	0.00%	0.00%
AGRICULTURE		19.45%	30.15%	14.08%
SRW Wheat	CBOT	3.13%	4.70%	3.09%
HRW Wheat	KCBOT	0.97%	0.00%	0.61%
Corn	CBOT	3.69%	7.09%	3.29%
Soybeans	CBOT	2.28%	7.91%	2.22%
Soybean Meal	CBOT	0.47%	0.00%	0.00%
Soybean Oil	CBOT	0.48%	3.00%	0.00%
Sugar #11	ICE	2.31%	2.89%	2.77%
Cocoa	ICE	0.73%	0.00%	0.36%
Cocoa	EN	0.95%	0.00%	0.00%
Coffee "C" Arabica	ICE	1.96%	2.56%	0.71%
Cotton	ICE	2.48%	2.00%	1.03%
LIVESTOCK		4.65%	5.65%	4.00%
Live Cattle	CME	2.36%	3.55%	2.28%
Feeder Cattle	CME	0.32%	0.00%	0.43%
Lean Hogs	CME	1.97%	2.10%	1.29%

- Monthly rounded 2010 target weights are shown for the CSCB index, annual rounded 2010 target weights are shown for the DJ-UBS, and effective weights (as of January 7, 2010) are shown for the S&P GSCI.

CREDIT SUISSE
Produced by: **Credit Suisse Commodities**
Date: August 2010
Slide 7

CSCB weighting methodology The commodities and weightings to be used in the CSCB are determined annually Objective is to incorporate as many physical commodity futures as possible while maintaining meaningful liquidity The CSCB framework steering committee chooses acceptable commodities to be used in CSCB based on sufficient open interest (indicative of ability to absorb sizable positions) and volume of trading (indicative of ability to efficiently trade in and out of positions) CSCB framework steering committee Entire universe of commodity futures Open interest Volume of trading Commodities to be included

Credit Suisse Commodity Benchmark weighting methodology Each commodity chosen for inclusion in the index is then assigned a fixed annual weight based on Relative Commodity Weight and Target Investment Weighting mechanisms Relative Commodity Weight (‘RCW’) – measure of production weight, or percentage of worldwide production value divided by total production value of all commodities selected for inclusion in the Index. RCW is then adjusted further to add diversification to the index weightings Target Investment Weight (‘TIW’) – after determining preliminary TIW, weights are subject to liquidity control mechanisms to help ensure there is sufficient market liquidity for each weighting Index investment support level – checks that a theoretical investment of test size does not exceed a given threshold percentage of average daily open interest...weights adjusted if necessary Marginal inflow test – checks that a theoretical investment of test size does not exceed a given threshold percentage of average daily volume...weights adjusted if necessary Commodities to be included Final Investment Weight Relative Commodity Weight (‘RCW’) Target Investment Weight (‘TIW’) Index investment support level Marginal inflow test

CSCB weights are rebalanced to the specified weight monthly with a goal of maintaining index diversification over time. This is designed to decrease volatility by limiting concentration risk Month 1 Month 2 Month 3 Weight Target Weight CSCB Weight Traditional Benchmark Weight In the example’s traditional benchmark, the component’s higher weight could add to volatility of the index if the weight drifts higher between annual rebalancings The CSCB rebalances back to the target weights on a monthly basis over 15 days, reducing weights that are above their targets and increasing weights that are below their targets Illustration: A component outperforming its peers CSCB monthly weights rebalancing

Credit Suisse Commodity Benchmark futures investment and rebalancing CSCB invests in contracts that fall within the first three months to reduce concentration risk in any single contract Investment is made in equal unit amounts for contracts falling within first three months The futures exposure is rebalanced each month Final Investment Weight Commodity 1 Commodity 2 Commodity 3 Commodity 4 Commodity N 75 contracts 25 contracts 25 contracts 25 contracts Illustration: Investing in Equal Units

Credit Suisse Commodity Benchmark roll period CSCB roll period begins five business days prior to last day of the previous month and runs to the ninth business day of the current month 15 day roll period compared to five day roll period of traditional commodity indices Diversifies the exposure to calendar roll spreads across multiple weeks 15 business days 5 business days (traditional indices) Month end 5th business day prior to month end 9th business day

Contacts Structured Retail Products michael.g.clark@credit-suisse.com +1 212 325 5909 Michael Clark stewart.oldfield@credit-suisse.com +1 212 538 4407 Stewart Oldfield PB USA Structured Products Daniel Shashoua +1 212 538 5629 daniel.shashoua@credit-suisse.com Coley Jellinghaus +1 212 538 1803 coley.jellinghaus@credit-suisse.com

Disclaimers (1) Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance. Historical performance prior to start of live calculation is a simulation using available data. Market disruption events may not be reflected in index data. Performance data is USD Excess Return unless otherwise stated. The Credit Suisse Indices are the exclusive property of Credit Suisse AG. "Credit Suisse", the Credit Suisse logo, "Credit Suisse Commodity Benchmark“, and "CSCB“, are trademarks or service marks or registered trademarks or service marks of Credit Suisse Group AG or one of its affiliates. This material has been prepared by individual sales and/or trading personnel and does not constitute investment research. "Dow Jones®”,"DJ",“UBS” and "Dow Jones – UBS Commodity IndexSM" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and UBS AG ("UBS AG"), as the case may be, and have been licensed for use for certain purposes by Credit Suisse. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CREDIT SUISSE INTERNATIONAL OWNERS OF THIS TRANSACTION OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA INCLUDED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND CREDIT SUISSE INTERNATIONAL OTHER THAN UBS AG. S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI COMMODITY INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CREDIT SUISSE, OWNERS OF CREDIT SUISSE GAINS, MOVERS, and CARES INDICES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF S&P GSCI COMMODITY INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO S&P GSCI COMMODITY INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. Credit Suisse, its affiliates and/ or their employees may have a position or holding, or other material interest or effect transactions in any securities mentioned or options thereon, or other investments related thereto. Credit Suisse may be providing, or have provided significant advice or investment services in relation to the investment concerned or a related investment to any company or issuer mentioned. Some investments referred to in this information will be offered by a single entity and, in the case of some investments, solely by Credit Suisse, or an associate of Credit Suisse or Credit Suisse may be the only market maker in such investments.

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